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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 7)*

                                MICROSEMI CORP.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, par value $.20 per share
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   595137100
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 595137100           13G                             Page 2 of 7 Pages
          ---------                                               --   --
- -------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          WECHSLER & CO., INC.
- -------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

- -------------------------------------------------------------------------------

3         SEC USE ONLY
- -------------------------------------------------------------------------------

4         CITIZENSHIP OR PLACE OF ORGANIZATION

          New York
- -------------------------------------------------------------------------------

             NUMBER OF SHARES               5      SOLE VOTING POWER
               BENEFICIALLY
                 OWNED BY                          1,581,921
                   EACH                     -----------------------------------
                  PERSON                    6      SHARED VOTING POWER
                 REPORTING
                   WITH                            Not Applicable
                                            -----------------------------------
                                            7      SOLE DISPOSITIVE POWER

                                                   1,581,921
                                            -----------------------------------
                                            8      SHARED DISPOSITIVE POWER

                                                   Not Applicable
- -------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,581,921
- -------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

- -------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          19%
- -------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON

          BD
- -------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

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                                  SCHEDULE 13G


Item 1(a).       Name of Issuer:

                 MICROSEMI CORP.

Item 1(b).       Address of Issuer's Principal Executive Offices:

                 2830 S. Fairview Street
                 Santa Ana, CA 92704

Item 2(a).       Name of Person Filing:

                 This  Schedule  13G is filed on behalf of  Wechsler &
                 Co., Inc.

Item 2(b).       Address of Principal Business Office or, If None,
                 Residence:

                 Suite 310
                 105 South Bedford Road,
                 Mount Kisco, New York  10549

Item 2(c).       Citizenship:

                 Wechsler & Co., Inc. is a New York corporation.

Item 2(d).       Title of Class of Securities:

                 Common Stock, par value $.20 per share.

Item 2(e).       CUSIP Number:

                 595137100

Item 3.          Type of Reporting Person:

                 (a) Wechsler & Co., Inc. is a broker/dealer registered under Section 15 of the Securities Exchange
                          Act of 1934 (the "Act").

                 (b)-(h):  Not applicable

Item 4.          Ownership:

                 (a)       Amount Beneficially Owned:

                           Wechsler & Co., Inc. beneficially owns 1,581,921 shares of Common Stock, which amount includes 728,118 shares issuable upon conversion of $9,866,000 principal amount of 5 7/8% Convertible Subordinated Debentures due 2012 (the "Debentures") of the Issuer.

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                 (b)       Percentage of Class:

                           19%

                 (c)       Number of Shares as to Which Such Person Has:

                             (i)    sole power to vote or direct the vote:

                                    1,581,921 shares (giving effect to the
                                    conversion of $9,866,000 principal amount of Debentures).

                            (ii)    shared power to vote or direct the vote:

                                    not applicable.

                           (iii)    sole power to dispose or direct the
                                    disposition of:

                                    1,581,921 shares (giving effect to the
                                    conversion of $9,866,000 principal amount of Debentures).

                            (iv) shared power to dispose or direct the disposition of:

                                    not applicable.

Items 5-9.                 Not applicable.

Item 10.                   Certification:

                           By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

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                                   SIGNATURE

                 After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 6, 1995

                                                  WECHSLER & CO., INC.

                                                  By: /s/ Norman J. Wechsler
                                                      ------------------------
                                                      Norman J. Wechsler
                                                      Chairman of the Board
                                                      President